Filed pursuant to Rule 433
  Registration No. 333-208507
ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$1,500,000,000
3.200% SENIOR NOTES, DUE APRIL 30, 2021
FINAL TERM SHEET
DATED APRIL 24, 2018

Terms and Conditions
Issuer:	Royal Bank of Canada

Title of the Series:	3.200% Senior Notes, due April 30, 2021 (the “Notes”)

Expected Ratings[1]:	A1 / AA- / AA (Negative / Negative / Stable)

Principal Amount:	$1,500,000,000

Issue Price:	99.929%

Trade Date:	April 24, 2018

Settlement Date (T+4) [2]:	April 30, 2018

Maturity Date:	April 30, 2021

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3.200%

Treasury Benchmark:	2.375% UST due April 2021

Treasury Benchmark Price:	99-09 1/4

Treasury Yield:	2.625%

Re-offer Spread to Treasury Benchmark:	T + 60bps

Re-Offer Yield:	3.225%

Fees:	0.150%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on each April 30 and October 30, beginning October 30, 2018

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78013XKG2 / US78013XKG24

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC J.P. Morgan Secrities LLC Wells Fargo Securities, LLC

Co-Managers:
ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
Commonwealth Bank of Australia
DBS Bank Ltd.
Fifth Third Securities, Inc.
Imperial Capital, LLC
nabSecurities, LLC
Regions Securities LLC
Santander Investment Securities Inc.
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.
The Huntington Investment Company
U.S. Bancorp Investments, Inc.
Westpac Capital Markets, LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, J.P. Morgan Securities LLC at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.